January 17, 2012

BY EDGAR

Anne Nguyen Parker, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4628

Re:	Response to your letters to New Source Energy Corporation dated November 10, 2011 and December 16, 2011 regarding:

New Source Energy Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed October 12, 2011

File No. 333-176548

Dear Ms. Parker:

On behalf of New Source Energy Corporation (the “Company”, “we” or “us”), enclosed are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its comment letters dated November 10, 2011 and December 16, 2011, respectively. Concurrently with the delivery of this letter, the Company is submitting (via EDGAR) an amended registration statement, which reflects changes made to our registration statement in response to the Staff’s comments. Courtesy copies of this letter and the amended registration statement (specifically marked to show the changes thereto) are being submitted to the Staff. We have repeated each of the Staff’s comments in italics below in the order in which they were raised in the comment letters (with page references unchanged) and have included the Company’s response to each such comment immediately below the comment (with page references to the amended registration statement). All terms used but not defined herein have the meanings assigned to such terms in the amended registration statement.

Comment Letter dated November 10, 2011

General

1.	We remind you of the following comments from our letter dated September 27, 2011:

•	prior comments 2 and 25 regarding the need for adequate time to review the price range, other blanks in the document and missing exhibits;

•	prior comment 3 regarding the status of your NYSE listing application;

•	prior comment 4 regarding FINRA approval; and

•	prior comment 6 regarding the need to update financial statements and provide an updated auditor’s consent.

PO Box 1218 Oklahoma City, OK 73101
tel 405.272.3028 fax 405.272.3034 newsource.com

New Source Energy Corporation

Anne Nguyen Parker, Branch Chief	January 17, 2012
Securities and Exchange Commission	Page 2

Response: In regards to prior comments 2 and 25, we will provide updates on items dependent on price range when the price range is determined and update our filings to include missing exhibits when such exhibits are available. In regards to prior comment 3, on December 8, 2011, the NYSE authorized us to list. In regards to prior comment 4, our underwriters’ counsel has initiated the FINRA review process, and we will be sure that you receive an indication of FINRA approval prior to requesting that our registration statement be declared effective. In regards to prior comment 6, the amended registration statement filed concurrently with this letter contains updated financial statements and an updated auditor’s consent.

Prospectus Summary, page 3

2.	We are still considering your response to prior comment 27 and may have further engineering comments on this matter.

Response: We received your letter dated December 16, 2011 containing engineering comments, and our responses to those comments are contained below.

Exhibit 99.1

3.	We note the statement that “[t]his evaluation has been prepared in accordance with the generally accepted petroleum engineering and evaluation principals set forth in the ‘Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information’ as published by the Society of Petroleum Engineers, the SPE Standards.” Please tell us if this SPE source lists a compilation of such “generally accepted petroleum engineering and evaluation princip[les].” If not, please ensure that your third party engineer omits the reference to “generally accepted petroleum engineering and evaluation princip[les]” in its report.

Response: We have filed a revised reserves report from our third party engineering firm with the amended registration statement filed concurrently with this letter which omits the reference to “generally accepted petroleum engineering and evaluation princip[les].”

New Source Energy Corporation

Anne Nguyen Parker, Branch Chief	January 17, 2012
Securities and Exchange Commission	Page 3

Comment Letter dated December 16, 2011

General

Prospectus Summary, page 1

New Source Energy Corporation, page 3

1.	We note your statement, “These reservoirs have current production and are in the process of being proved up by our contract operator, pending third-party evaluation.” Please amend your document to explain the activities that cause a reservoir to become “proved up.”

Response: We have revised the disclosure on pages 4 and 70 of the amended registration statement filed concurrently with this letter to clarify our intended meaning of “proved up.”

2.	We note your statement, “We use the term “conventional resource play” to refer to high water saturation (35-99%) hydrocarbon reservoirs that typically have been deemed not prospective by others . . . With the implementation of specialized processes, we believe we have the ability to economically develop these large-scale reservoirs.” Please amend your document to describe in reasonable detail the projects to which you successfully applied “specialized processes.”

Response: We have amended our registration statement beginning on pages 3 and 65 to include disclosures about the historical application of specialized processes by our contract operator and senior geologist that resulted in economic production from conventional resource plays.

Competitive Strengths, page 5

3.	We note your “average all-in finding and development costs” of $5.77 per Boe over the three-years ending December 31, 2010. Please expand this to disclose whether you included in this calculation the estimated future development costs associated with proved undeveloped reserves.

Response: We have revised the disclosure on pages 5 and 72 of the amended registration statement filed concurrently with this letter to clarify that the $5.77 per Boe “average all-in finding and development costs” does not include future development costs associated with proved undeveloped reserves.

New Source Energy Corporation

Anne Nguyen Parker, Branch Chief	January 17, 2012
Securities and Exchange Commission	Page 4

Summary Reserve and Operations Data, page 14

4.	The tables here and on pages 55, 57, 59, and 77 present historical data for natural gas and natural gas liquids sales volumes and sales prices on a combined equivalent barrel basis, “Natural gas liquids and natural gas (per Boe)”. Please amend your document to disclose this information separately for natural gas and for natural gas liquids.

Response: We have revised the disclosure on pages 16, 53, 56, 58, and 78 of the amended registration statement filed concurrently with this letter to disclose volumes and sales prices separately for natural gas and for natural gas liquids.

Risk Factors, page 15

We do not currently operate any of our drilling locations, and therefore, we will not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of our assets., page 16

5.	We note that your contract operator will determine:

•	The timing and amount of capital expenditures;

•	The timing of initiating drilling and recompleting of wells;

•	The extent of operating costs; selection of technology and drilling and completion methods; and

•	The rate of production of reserves, if any.

Please amend your document to explain, in an appropriate location such as page 76 “Proved Undeveloped Reserves,” how your proved undeveloped reserves have reasonable certainty of economic recovery if the required development activities are not under your control.

Response: We have supplemented the disclosure on page 76 of the amended registration statement filed concurrently with this letter to explain how our proved undeveloped reserves have reasonable certainty of economic recovery.

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves., page 22

6.	We note the statement of sensitivity of your PV-10 to changes in oil and natural gas prices. Please clarify this by disclosing whether this analysis involves price changes to natural gas liquids. This comment also applies to disclosures on page 64 and elsewhere as appropriate.

Response: We have revised the disclosure on pages 25 and 63 of the amended registration statement filed concurrently with this letter to include a PV-10 sensitivity analysis using a price change to natural gas liquids.

New Source Energy Corporation

Anne Nguyen Parker, Branch Chief	January 17, 2012
Securities and Exchange Commission	Page 5

Business, page 68

7.	We note your statement, “Our properties are located in east-central Oklahoma and consist of mature, legacy oil and natural gas reservoirs. We believe that, through application of specialized processes, our properties are low risk due to predictable production profiles, low decline rates, long reserve lives and modest capital requirements.” Please amend your document to expand the reserve table on page 69 to present the degree of depletion for these properties, i.e. the cumulative production divided by the sum of proved reserves and cumulative production.

Response: We have revised the disclosure on pages 2 and 69 of the amended registration statement filed concurrently with this letter to include the degree of depletion for our properties.

Our Operations, page 72

8.	We note your statement, “Historical performance of existing wells producing from the Hunton formation have an average EUR per well of approximately 378 MBoe.” Please expand this to disclose the properties to which this statement applies and to disclose the oil, gas and NGL volumes in the average EUR of 378 MBOE.

Response: We have removed the disclosure of an average EUR of 378 MBoe in favor of the more specific references to the respective average EURs in the Golden Lane and Luther fields previously included in the registration statement (located on page 73 of the amended registration statement filed concurrently with this letter), and we have further revised this disclosure to indicate that these average EURs apply to our PUD locations in these fields at December 31, 2010. We also have expanded these field-specific disclosures to separately state the oil, natural gas liquids and natural gas volumes comprising these average EURs.

Proved Undeveloped Reserves, page 76

9.	Please disclose the figures for the sources of change – revisions, drilling, acquisition/divestiture, improved recovery, conversion to developed status – to your proved undeveloped reserves during 2010 as well as the capital you expended for conversion development. Refer to Item 1203 of Regulation S-K.

Response: We have revised the disclosure beginning on page 76 of the amended registration statement filed concurrently with this letter in a manner responsive to this request.

New Source Energy Corporation

Anne Nguyen Parker, Branch Chief	January 17, 2012
Securities and Exchange Commission	Page 6

Internal Controls over Reserves Estimation Process, page 77

10.	Please amend your document to disclose the qualifications of the person responsible for liaison/oversight between you and your third party petroleum engineer. Refer to Item 1202(a)(7) of Regulation S-K.

Response: We have revised the disclosure beginning on page 77 of the amended registration statement filed concurrently with this letter to clarify that Carol T. Bryant, our senior engineer, is the technical person primarily responsible both for overseeing the preparation of our reserves estimates and for overseeing the reserves audit conducted by our third party petroleum engineer. We have additionally supplemented the disclosure of Ms. Bryant’s qualifications by cross-referencing to her biography on page 91 of the amended registration statement filed concurrently with this letter.

Operating Data, page 77

11.	We note from footnote (1) that the historical unit production costs include lease operating expense, workover expense and production taxes. Please amend your document to disclose production taxes separately from production costs. Refer to Item 1204(b)(2) of Regulation S-K.

Response: We have revised both the disclosure on page 78 of the amended registration statement filed concurrently with this letter and the financial statement information provided elsewhere in the amended registration statement in a manner responsive to this request.

Notes to Financial Statements, page F-7

Reserve quantity information, page F-18

12.	Please amend your document to disclose the preparer(s) of the year-end 2008 and 2009 proved reserves disclosed on page F-20.

Response: We have revised the disclosure on page F-27 of the amended registration statement filed concurrently with this letter in order to disclose that Ralph E. Davis Associates, Inc. prepared our 2008 and 2009 proved reserves reports.

Reserve quantity information, page F-20

13.	Please amend your document to explain the changes in proved reserves due to “Extensions and discoveries” for each of the last three years.

Response: We have revised the disclosure on page F-29 of the amended registration statement filed concurrently with this letter in a manner responsive to this request.

New Source Energy Corporation

Anne Nguyen Parker, Branch Chief	January 17, 2012
Securities and Exchange Commission	Page 7

14.	We note that your 2010 annual production is seven percent lower than that for 2008, while your year-end 2010 proved reserves are 2.4 times larger than those for year-end 2008. Please explain this retrograde trend to us. We may have further comment.

Response: The increase in our proved reserves from year-end 2008 to year-end 2010 is attributable primarily to the following factors:

•

During 2009 and 2010 we booked proved reserves for the Luther field, a new Hunton conventional reservoir project. Because this project was not on our books at the end of 2008, no reserves attributable to it were included in the 2008 reserves estimate. The 2010 reserves report includes 7 net producing wells and 20 net proved undeveloped locations in the Luther field, which collectively correspond to an additional 7.2 MMBoe of proved reserves booked since the 2008 reserves estimate.

•

We added proved reserves through the modeling of historical trends that indicate the Btu content per Mcf increases over time in most of our Golden Lane wells. This resulted in an increase of proved reserves of 2.6 MMBoe over 2008 estimates.

•

Continued development of the Golden Lane field and additional acreage acquisitions led to booking more proved undeveloped locations over this two-year period. This resulted in an additional 3.8 MMBoe in proved reserves over 2008 estimates.

•	Production during 2009 and 2010 from existing proved reserves included within the 2008 reserves estimate accounted for a reduction of 2.5 MMBoe in proved reserves.

Our production decline over this same two-year period primarily is attributable to a reduction in drilling activity in the Golden Lane field, which was at its highest level from 2004 to 2007, averaging 27 horizontal multi-lateral wells per year with a peak of 31 wells drilled in 2006. Drilling activity slowed in 2008 and 2009 to only 14 and 22 wells, respectively, due to an economic downturn, lower product prices and capital constraints. Additionally, individual well production rates from our wells are at their peak during the first two years after a well is drilled, which occurred during 2008 for a significant number of wells drilled within two years prior to that year. By 2010, the production from these wells drilled prior to 2008 was declining, and we had 50% fewer new wells drilled and producing at peak rates.

New Source Energy Corporation

Anne Nguyen Parker, Branch Chief	January 17, 2012
Securities and Exchange Commission	Page 8

Standardized measure of discounted future net cash flows, page F-21

15.	We note that the standardized measure for year-end 2010 presents estimated future unit production cost of $8/BOE (=$152,019M/18,952 MBOE), while your disclosed 2010 historical unit production cost (page 77) is $12.71/BOE. Please explain this difference to us. Address whether and how you have included (from page F-12) production overhead and saltwater disposal costs, $.6 million and $3.4 million, respectively, in the estimated future production costs used to estimate your disclosed proved reserves.

Response: As reflected in our amended registration statement filed concurrently with this letter, we have restated our financial statements to break out natural gas liquids and natural gas residue sales volumes on an after-processing basis, consistent with our reserve report methodology. Using our restated production volumes, our production costs (lease operating expense and workover expense) and production taxes for the year ended December 31, 2010, averaged $6.46 and $2.37 per Boe, respectively, for a total average production expense of $8.83 per Boe, which we believe is in line with our estimated production costs utilized for purposes of our 2010 reserves report.

Production overhead and saltwater disposal expenses payable by us to New Dominion have been reflected in our estimated future production costs used to estimate our proved reserves. Within the 2010 reserve report, production overhead of $500 per month per well is included as a lease operating expense for each well and is reported in the “Net Lease Costs” category of the cash flow summaries in the reserve report. Saltwater disposal costs are calculated as a dollar per barrel cost applied to the producing water forecast for each well based on actual costs incurred over the previous 12-month period in each of our fields. The costs used in the 2010 reserve report were $0.12 per Bbl for wells in the Golden Lane field and $0.09 per Bbl for wells in the Luther field and are reported as “Other Costs” on the cash flow summaries in the reserve report.

16.	Your third party engineer’s report for year-end 2010 projects production for the 12 months ending December 31, 2011 of 1,690 MBOE, while you disclose historical production for the six months ending June 30, 2011 of 453 MBOE. Please explain this apparent shortfall to us.

Response: As reflected in our amended registration statement filed concurrently with this letter, our historical production volumes for 2011 have been restated to correct a disparity between the methods by which production volumes were determined for financial reporting purposes and reserves estimation purposes. Using restated figures, our actual production for the six months ended June 30, 2011 was 658 MBoe, and our production for the nine months ended September 30, 2011 was 1,017 MBoe. The latter volume is 60% of the projected total of 1,690 MBoe found in the 2010 reserves report. We estimate that our fourth quarter 2011 production was at least equal to our third quarter 2011 production of 359 MBoe, which would cause our total production for the year to equal 1,377 MBoe, or 81% of the 1,690 MBoe projected in the 2010 reserves report.

We believe the remaining shortfall in production as compared to the estimate in the 2010 reserves report is attributable primarily to a slowdown in our drilling schedule during the period in which we negotiated and consummated our new credit facility and our acquisition of the assets from Scintilla and other interest holders and in which we subsequently prepared and filed a registration statement for our initial public offering, the timing of which is outside of our control. Had we been able to obtain our new credit facility and complete the acquisition of our properties more quickly, and particularly had we been successful in consummating our initial public offering during calendar year 2011, we would have had the ability to better meet our development plan in place at the time of the preparation of the 2010 reserves report. Under this development plan, a total of 34 wells were projected to be drilled and completed in 2011. However, only 29 wells were actually drilled, including six wells that initially were projected to be drilled in the second quarter but were delayed until the fourth quarter and have not yet come online for production. With initial peak production rates averaging 297 Boe per day for our wells, this resulted in an estimated production delay of approximately 320 MBoe in 2011.

New Source Energy Corporation

Anne Nguyen Parker, Branch Chief	January 17, 2012
Securities and Exchange Commission	Page 9

17.	For proved producing properties, the third party report projects estimated future production costs of $7.2 million for calendar year 2011 while these (apparently) same properties incurred $11.1 million and $5.9 million in historical production costs for the 12 months ending December 31, 2010 and the 6 months ending June 30, 2011. Please explain this difference to us.

Response: The estimated future production costs of $7.2 million on the reserves report only represent a portion of the total projected costs for 2011. The $7.2 million figure includes Net Lease Costs of $3.9 million and Other Costs or SWD Costs of $3.2 million, totaling $7.1 million. However, there are also workover costs for the Golden Lane and Luther fields for 2011 that are not attributable to specific wells, which are included in the Net Investments portion of the 2010 reserves report. For 2011, these workover costs are approximately $3.7 million for the Golden Lane field and approximately $1.0 million for the Luther field. Thus, the total “future production costs for 2011” estimated in the 2010 reserves report are $11.8 million, which is slightly higher than the $11.1 million actually incurred in 2010 and approximately in line with the $5.9 million and $9.3 million actually incurred in the six months ended June 30, 2011 and the nine months ended September 30, 2011, respectively.

Please feel free to contact me at (405) 272-3028 if you have any questions or need additional information.

Sincerely,

/s/ Kristian B. Kos
Kristian B. Kos
Chief Executive Officer
New Source Energy Corporation